Exhibit 99.2

Condensed Interim Consolidated Financial Statements

(Expressed in U.S. dollars)

Greenbrook TMS Inc.

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	September 30,	December 31,
	2021	2020
Assets

Current assets:
Cash	$26,058,288	$18,806,742
Accounts receivable (note 18(b))	10,944,028	10,708,062
Prepaid expenses and other	1,985,562	1,150,675
Total current assets	38,987,878	30,665,479

Property, plant and equipment (note 5)	1,777,312	1,691,336
Intangible assets (note 6)	5,396,899	5,744,399
Goodwill	3,707,650	3,707,650
Right-of-use assets (note 7)	27,593,236	26,791,544

Total assets	$77,462,975	$68,600,408
Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 8)	$10,857,200	$9,523,809
Current portion of loans payable (note 9(a))	368,238	1,106,654
Current portion of deferred grant income (note 10)	–	176,746
Current portion of lease liabilities (note 7)	5,490,727	5,169,478
Other payables (note 12)	550,396	250,891
Non-controlling interest loans (note 9(b))	83,119	77,137
Deferred and contingent consideration (note 11)	–	11,369,429
Total current liabilities	17,349,680	27,674,144

Loans payable (note 9(a))	13,168,755	15,098,560
Deferred grant income (note 10)	–	200,567
Lease liabilities (note 7)	23,705,083	22,743,395
Total liabilities	54,223,518	65,716,666

Shareholders’ equity:
Common shares (note 13)	98,561,230	60,129,642
Contributed surplus (note 14)	3,955,852	3,348,636
Deficit	(78,453,901)	(60,201,976)
Total shareholders’ equity excluding non-controlling interest	24,063,181	3,276,302
Non-controlling interest (note 22)	(823,724)	(392,560)
Total shareholders’ equity	23,239,457	2,883,742

Basis of preparation and going concern (note 2)
Contingencies (note 15)
Subsequent event (note 24)
Total liabilities and shareholders’ equity	$77,462,975	$68,600,408

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook TMS Inc.

Interim Consolidated Statements of Net Loss and Comprehensive Loss

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Revenue:
Service revenue	$13,130,245	$12,006,570	$38,150,632	$33,215,627

Expenses:
Direct center and patient care costs	6,911,058	5,473,759	20,125,081	16,521,201
Other regional and center support costs (note 23)	4,596,981	4,154,384	14,038,159	10,958,714
Depreciation (notes 5 and 7)	1,373,149	1,410,843	4,309,114	4,253,530
	12,881,188	11,038,986	38,472,354	31,733,445

Regional operating income (loss)	249,057	967,584	(321,722)	1,482,182

Center development costs	203,929	65,291	667,336	435,659
Corporate, general and administrative expenses (note 23)	5,145,964	3,538,352	15,685,529	10,549,021
Share-based compensation (note 14)	221,679	171,056	631,011	455,908
Amortization (note 6)	115,834	115,832	347,500	347,498
Interest expense	1,145,337	708,665	3,507,436	2,060,707
Interest income	(3,067)	(8,857)	(5,260)	(18,418)
Earn-out consideration (note 11)	–	4,045,000	–	9,295,000
Forgiveness of loan payable (note 9(a))	(3,128,596)	–	(3,128,596)	–

Loss before income taxes	(3,452,023)	(7,667,755)	(18,026,678)	(21,643,193)

Income tax expense (note 17)	–	–	–	–

Loss for the period and comprehensive loss	$(3,452,023)	$(7,667,755)	$(18,026,678)	$(21,643,193)

Loss for the period attributable to:
Non-controlling interest (note 22)	$65,227	$(31,623)	$(107,049)	$(371,283)
Common shareholders of Greenbrook TMS	(3,517,250)	(7,636,132)	(17,919,629)	(21,271,910)

	$(3,452,023)	$(7,667,755)	$(18,026,678)	$(21,643,193)

Net loss per share (note 21):
Basic	$(0.22)	$(0.57)	$(1.23)	$(1.69)
Diluted	(0.22)	(0.57)	(1.23)	(1.69)

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook tms Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

					Non-	Total
	Common Shares		Contributed		controlling	equity
Nine months ended September 30, 2020	Number[1]	Amount	surplus	Deficit	interest	(deficit)
Balance, December 31, 2019	11,683,689	$50,185,756	$2,757,252	$(30,441,280)	$444,405	$22,946,133
Loss for the period and comprehensive loss	–	–	–	(21,271,910)	(371,283)	(21,643,193)
Issuance of common shares (note 13)	1,818,788	10,155,219	–	–	–	10,155,219
Share-based compensation (note 14)	–	–	455,908	–	–	455,908
Distributions to non-controlling interest	–	–	–	–	(143,500)	(143,500)

Balance, September 30, 2020	13,502,477	$60,340,975	$3,213,160	$(51,713,190)	$(70,378)	$11,770,567

					Non-	Total
	Common Shares		Contributed		controlling	equity
Nine months ended September 30, 2021	Number[1]	Amount	surplus	Deficit	interest	(deficit)
Balance, December 31, 2020	13,502,477	$60,129,642	$3,348,636	$(60,201,976)	$(392,560)	$2,883,742
Loss for the period and comprehensive loss	–	–	–	(17,919,629)	(107,049)	(18,026,678)
Issuance of common shares (note 13)	4,292,108	38,355,984	–	–	–	38,355,984
Exercise of stock options	5,500	46,875	(18,125)	–	–	28,750
Share-based compensation (note 14)	–	–	631,011	–	–	631,011
Redemption of warrants	1,800	28,729	(5,670)	–	–	23,059
Distributions to non-controlling interest	–	–	–	–	(508,000)	(508,000)
Acquisition of subsidiary non-controlling interest (note 22)	–	–	–	(351,670)	143,259	(208,411)
Non-controlling interest subsidiary investment (note 22)	–	–	–	19,374	40,626	60,000

Balance, September 30, 2021	17,801,885	$98,561,230	$3,955,852	$(78,453,901)	$(823,724)	$23,239,457

(1) Reflects the Company’s share consolidation on February 1, 2021 (Note 2(d))

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	Nine months ended
	September 30,	September 30,
	2021	2020
Cash (used in) provided by

Operating activities:
Loss for the period	$(18,026,678)	$(21,643,193)
Adjusted for:
Amortization	347,500	347,498
Depreciation	4,309,114	4,253,530
Interest expense	3,507,436	2,060,707
Interest income	(5,260)	(18,418)
Share-based compensation	631,011	455,908
Earn-out consideration	–	9,295,000
Forgiveness of loan payable (note 9(a))	(3,128,596)	–
Change in non-cash operating working capital:
Accounts receivable	(235,966)	(2,125,868)
Prepaid expenses and other	(834,887)	7,554
Accounts payable and accrued liabilities	1,333,391	1,151,152
Provisions	–	(18,792)
Other payables	299,505	–
	(11,803,430)	(6,234,922)

Financing activities:
Net proceeds on issuance of common shares (note 13)	35,260,185	10,155,219
Net proceeds on exercise of stock options	28,750	–
Interest paid	(3,265,259)	(2,008,874)
Broker warrants exercised	23,059	–
Financing costs incurred	(29,493)	–
Bank loans advanced	–	3,080,760
Bank loans repaid	(123,639)	(63,475)
Principal repayment of lease liabilities	(3,908,739)	(3,343,685)
Net non-controlling interest loans advanced (repaid)	5,982	5,403
Distribution to non-controlling interest	(508,000)	(143,500)
	27,482,846	7,681,848

Investing activities:
Purchase of property, plant and equipment	(11,089)	–
Interest received	5,260	–
Deferred and contingent consideration paid (note 11)	(8,273,630)	(224,402)
Acquisition of subsidiary non-controlling interest	(208,411)	–
Non-controlling interest subsidiary investment	60,000	–
	(8,427,870)	(224,402)

Increase in cash	7,251,546	1,222,524

Cash, beginning of period	18,806,742	7,947,607

Cash, end of period	$26,058,288	$9,170,131

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

1.	Reporting entity:

Greenbrook TMS Inc. (the “Company”), an Ontario corporation along with its subsidiaries, controls and operates a network of outpatient mental health services centers that specialize in the provision of Transcranial Magnetic Stimulation (“TMS”) therapy for the treatment of depression and related psychiatric services.

Our head and registered office is located at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4W 3P4. Our United States corporate headquarters is located at 8401 Greensboro Drive, Suite 425, Tysons Corner, Virginia, USA, 22102.

2.	Basis of preparation:

(a)	Going concern:

These condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and the basis of presentation outlined in note 2(b) on the assumption that the Company is a going concern and will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has experienced losses since inception and has negative cash flow from operating activities of $11.8 million for the nine months ended September 30, 2021 (nine months ended September 30, 2020 – negative cash flow of $6.2 million). The coronavirus pandemic (“COVID-19”), including the related government-imposed social distancing, continues to have a negative impact on the Company’s cash flow used in operating activities. On December 31, 2020, the Company entered into a credit and security agreement (the “Credit Agreement”) for a $30 million secured credit facility (the “Credit Facility”) with Oxford Finance LLC (the “Lender”). See (note 9(a)). The Credit Facility provided a $15 million term loan that was funded at closing on December 31, 2020, with an option of drawing up to an additional $15 million in three $5 million delayed-draw term loan tranches within the 24 months following closing, subject to achieving specific financial milestones. The terms of the Credit Agreement require the Company to satisfy various affirmative and negative covenants and to meet certain financial tests. A failure to comply with these covenants, including a failure to meet the financial tests, would result in an event of default under the Credit Agreement and would allow the Lender to accelerate the debt, which could materially and adversely affect the business, results of operations and financial condition of the Company. On June 14, 2021, the Company completed a non-brokered private placement of common shares for aggregate gross proceeds of $23.5 million and on September 27, 2021, the Company completed a bought deal public offering for aggregate gross proceeds of $13.2 million. See note 13.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

2.	Basis of preparation (continued):

Although the Company believes it will become cash flow positive in the future, the timing of this will be negatively impacted until the global impact of the COVID-19 pandemic subsides. The Company has historically been able to obtain financing from supportive shareholders and other sources when required. The Company will require additional financing to fund its operating and investing activities and such additional financing is required in order for the Company to repay its short-term obligations. The failure to raise such capital when required could result in the delay or indefinite postponement of current business objectives and additional financing may not be available on favorable terms or at all. These conditions indicate the existence of substantial doubt as to the Company’s ability to continue as a going concern.

These condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate. If the going concern basis was not appropriate for these condensed interim consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the condensed interim consolidated statements of financial position classification used, and these adjustments may be material.

(b)	Statement of compliance:

These condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by the IASB. The disclosures contained in these condensed interim consolidated financial statements do not include all of the requirements of International Financial Reporting Standards as issued by the IASB (“IFRS”) for annual consolidated financial statements. The condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2020.

These condensed interim consolidated financial statements comprise the accounts of Greenbrook TMS Inc., the parent company, and its subsidiaries. The Company accounts for its controlled subsidiaries using the consolidation method of accounting from the date that control commences and is deconsolidated from the date control ceases. All intercompany transactions and balances have been eliminated on consolidation.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

2.	Basis of preparation (continued):

These condensed interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) and authorized for issue by the Board on November 9, 2021.

(c)	Basis of measurement:

These condensed interim consolidated financial statements have been prepared on a historic cost basis except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. Other measurement bases are described in the applicable notes.

Presentation of the condensed interim consolidated statements of financial position differentiates between current and non-current assets and liabilities. The condensed interim consolidated statements of net loss and comprehensive loss is presented using the function classification of expense.

Regional operating income (loss) presents regional operating income (loss) on an entity-wide basis and is calculated as total service revenue less direct center and patient care costs, other regional and center support costs, and depreciation. These costs encapsulate all costs (other than incentive compensation such as share-based compensation granted to senior regional employees) associated with the center and regional management infrastructure, including the cost of the delivery of TMS treatments to patients and the cost of the Company’s regional patient acquisition strategy.

(d)	Comparative information:

On January 12, 2021, the shareholders of the Company approved a special resolution for an amendment to the Company’s articles and authorized a consolidation (the “Share Consolidation”) of the Company’s common shares on the basis of a ratio that would permit the Company to qualify for a secondary listing on the NASDAQ Stock Market LLC (“Nasdaq”). On January 12, 2021, following the shareholder approval of the Share Consolidation, the Board authorized the implementation of the Share Consolidation on the basis of one (1) post-consolidation common share for every five (5) pre-consolidation common shares. The Share Consolidation was completed on February 1, 2021 and resulted in the number of issued and outstanding common shares being reduced from approximately 67.5 million to approximately 13.5 million, on a non-diluted basis, and no fractional common shares were issued as a result of the Share Consolidation. Any fractional interest in common shares that would otherwise have resulted from the Share Consolidation were rounded up to the next whole common share, if the fractional interest was equal to or greater than one-half of a common share, and rounded down to the next whole common share if the fractional interest was less than one-half of a common share.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

2.	Basis of preparation (continued):

Effective on the date of the Share Consolidation, the exercise price and number of common shares issuable upon the exercise of outstanding stock options, warrants and other outstanding convertible securities were proportionately adjusted to reflect the Share Consolidation in accordance with the terms of such securities for the holders of such instruments.

The Company has retrospectively presented the number of common shares, options and warrants on a post-Share Consolidation basis in these condensed interim consolidated financial statements.

In addition, certain comparative figures have been reclassified to conform with current year presentation.

3.	Significant accounting policies:

These condensed interim consolidated financial statements have been prepared using the significant accounting policies consistent with those applied in the Company’s December 31, 2020 audited consolidated financial statements, except as noted below:

(a)	Deferred share units:

The Company has a deferred share units (“DSUs”) plan for its non-employee directors (the “DSU Plan”). Each tranche in an award of DSUs is considered a separate award with its own grant date fair value. Grants of DSUs are recorded at fair value in corporate, general and administrative expenses. As DSUs are cash-settled, the fair value of a DSU is recognized as a liability in the consolidated statements of financial position. The DSUs are subsequently remeasured at the end of each reporting period and any changes are recognized as an expense in the consolidated statements of net loss and comprehensive loss until the award is settled.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

3.	Significant accounting policies (continued):

(b)	Performance share units and restricted share units:

The Company has a performance share units (“PSUs”) and restricted share units (“RSUs”) plan for employees, directors and consultants of the Company and its affiliates; however directors of the Company are not entitled to receive grants of PSUs. Each tranche in an award of PSUs or RSUs is considered a separate award with its own grant date fair value. The Company, at its discretion, will determine at the time of grant if the applicable PSUs or RSUs, as the case may be, are to be cash-settled or equity-settled.

Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.

If cash-settled, the fair value of the grants of PSUs and RSUs are recorded in corporate, general and administrative expenses. The fair value is recognized as a liability in the consolidated statements of financial position. The PSUs and RSUs are subsequently remeasured at the end of each reporting period and any changes are recognized as an expense in the consolidated statements of net loss and comprehensive loss until the award is settled.

If equity-settled, the fair value of the grants of PSUs and RSUs are recognized as an expense in the consolidated statements of net loss and comprehensive loss. The total amount to be expensed is determined by the fair value of the PSUs and RSUs granted. The total expense is recognized over the vesting period which is the period over which all of the service vesting conditions are satisfied.

The uncertainties around the outbreak of COVID-19 requires the use of judgements and estimates which resulted in no material impacts for the period ended September 30, 2021. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant risk of material adjustment to the carrying amounts of the following: goodwill and intangible assets, right-of-use assets, impairment, business combinations, provisions, litigation and claims.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

3.	Significant accounting policies (continued):

In addition, areas involving judgements and estimation uncertainty include:

(a)	Revenue recognition:

Due to the nature of the industry and complexity of the Company’s revenue arrangements, where price lists are subject to the discretion of payors, variable consideration exists that may result in price concessions and constraints to the transaction price for the services rendered.

In estimating this variable consideration, the Company uses significant judgement and considers various factors including, but not limited to, the following:

•	commercial payors and the administrators of federally-funded healthcare programs exercise discretion over pricing and may establish a base fee schedule for TMS (which is subject to change prior to final settlement) or negotiate a specific reimbursement rate with an individual TMS provider;

•	average of previous net service fees received by the applicable payor and fees received by other patients for similar services;

•	management’s best estimate, leveraging industry knowledge and expectations of third-party payors’ fee schedules;

•	factors that would influence the contractual rate and the related benefit coverage, such as obtaining pre-authorization of services and determining whether the procedure is medically necessary;

•	probability of failure in obtaining timely proper provider credentialing (including re-credentialling) and documentation, in order to bill various payors which may result in enhanced price concessions; and

•	variation in coverage for similar services among various payors and various payor benefit plans.

The Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period in which such variances become known.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

3.	Significant accounting policies (continued):

The above factors are not related to the creditworthiness of the large medical insurance companies and government-backed health plans encompassing the significant majority of the Company’s payors. The payors (large insurers and government agencies) have the ability and intent to pay, but price lists for the Company’s services are subject to the discretion of payors. As a result, the adjustment to reduce the transaction price and constrain the variable consideration is a price concession and not indicative of credit risk on the payors (i.e. not a bad debt expense).

(b)	Accounts receivable:

The Company considers a default to be a change in circumstances that results in the payor no longer having the ability and intent to pay. In these circumstances, the Company will recognize a write-off against the related accounts receivable balance and a corresponding bad debt expense.

In estimating the collectability of its accounts receivable, the Company considers macroeconomic factors in assessing accounts receivable. Such factors would need to be significant in order to affect the ability and intent of the Company’s payors given their size and stature. As at September 30, 2021, no such factors were identified and therefore no bad debt was recognized (September 30, 2020 – nil).

4.	Recent accounting pronouncements:

There are no recent accounting pronouncements that are applicable or that are expected to have a significant impact on the Company.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

5.	Property, plant and equipment:

	Furniture and equipment	Leasehold improvements	TMS devices	Total
Cost

Balance, December 31, 2020	$175,416	$183,103	$2,126,091	$2,484,610
Additions	–	–	362,105	362,105

Balance, September 30, 2021	$175,416	$183,103	$2,488,196	$2,846,715

Accumulated depreciation

Balance, December 31, 2020	$112,176	$30,884	$650,214	$793,274
Depreciation	27,974	22,898	225,257	276,129

Balance, September 30, 2021	$140,150	$53,782	$875,471	$1,069,403

Net book value

Balance, December 31, 2020	$63,240	$152,219	$1,475,877	$1,691,336
Balance, September 30, 2021	35,266	129,321	1,612,725	1,777,312

6.	Intangible assets:

	Management service agreement	Covenant not to compete	Total
Cost

Balance, December 31, 2020	$6,020,000	$310,000	$6,330,000
Additions	–	–	–

Balance, September 30, 2021	$6,020,000	$310,000	$6,330,000

Accumulated amortization

Balance, December 31, 2020	$507,240	$78,361	$585,601
Amortization	301,000	46,500	347,500

Balance, September 30, 2021	$808,240	$124,861	$933,101

Net book value

Balance, December 31, 2020	$5,512,760	$231,639	$5,744,399
Balance, September 30, 2021	5,211,760	185,139	5,396,899

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

7.	Right-of-use assets and leases liabilities:

The Company enters into lease agreements related to TMS devices and center locations. These lease agreements range from one year to seven years in length.

Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred.

	TMS devices	Center locations	Total
Right-of-use assets, December 31, 2020	$10,931,943	$15,859,601	$26,791,544
Additions to right-of-use assets	3,809,241	1,376,452	5,185,693
Exercise of buy-out options into property, plant and equipment	(351,016)	–	(351,016)
Depreciation on right-of-use assets	(1,787,274)	(2,245,711)	(4,032,985)

Right-of-use assets, September 30, 2021	$12,602,894	$14,990,342	$27,593,236

Lease liabilities have been measured by discounting future lease payments using a rate implicit in the lease or the Company’s incremental borrowing rate. The Company’s incremental borrowing rate during the period ended September 30, 2021 is 10% (December 31, 2020 – 10%).

Total
Lease liabilities, December 31, 2020	$27,912,873
Additions to lease liability	5,191,676
Interest expense on lease liabilities	2,101,828
Payments of lease liabilities	(6,010,567)

Lease liabilities, September 30, 2021	29,195,810
Less current portion of lease liabilities	5,490,727

Long term portion of lease liabilities	$23,705,083

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

8.	Accounts payable and accrued liabilities:

The accounts payable and accrued liabilities are as follows:

	September 30,	December 31,
	2021	2020
Accounts payable	$8,606,105	$6,871,970
Accrued liabilities	2,251,095	2,651,839

Total	$10,857,200	$9,523,809

9.	Loans payable:

(a)	Bank loans:

	Device	Credit
	Loans (i)	Facility (ii)	Total
Total at September 30, 2021	$67,546	$13,469,447	$13,536,993
Current portion of loans payable	45,886	322,352	368,238

Long term portion of loans payable	$21,660	$13,147,095	$13,168,755

(i)	During the year ended December 31, 2018, the Company assumed loans from four separate banking institutions that were previously extended for the purchase of TMS devices to non-controlling interest holder partners. The TMS device loans were assumed as part of partnerships with local physicians, behavioral health groups or other strategic investors, which own minority interests in certain TMS center subsidiaries. These TMS device loans bear an average interest rate of 10% with average monthly blended interest and capital payments of $1,575 and mature or have matured during the years ended or ending December 31, 2019 to December 31, 2023, as the case may be. There are no covenants associated with these loans. The loans related to one of the banking institutions were repaid during the year ended December 31, 2019.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

9.	Loans payable (continued):

During the year ended December 31, 2019, the Company assumed loans from two separate banking institutions that were previously extended for the purchase of TMS devices to non-controlling interest holder partners. The TMS device loans were assumed as part of partnerships with local physicians, behavioral health groups or other investors, which own minority interests in certain TMS center subsidiaries. These TMS device loans bear an average interest rate of 13% with average monthly blended interest and capital payments of $1,756 and mature during the year ending December 31, 2021. There are no covenants associated with these loans.

During the year ended December 31, 2020, the Company was released from its obligations pertaining to one of the TMS device loans assumed during the year ended December 31, 2019 in the amount of $45,680 as a result of the disposal of the related TMS device.

During the nine months ended September 30, 2021, the Company repaid TMS device loans totalling $48,639 (September 30, 2020 – $63,475).

(ii)	On December 31, 2020, the Company entered into the Credit Agreement for the Credit Facility with the Lender, as amended on October 29, 2021. The Credit Facility provided a $15 million term loan that was funded at closing on December 31, 2020, with an option of drawing up to an additional $15 million in three $5 million delayed-draw term loan tranches within the 24 months following closing, subject to the Company achieving specific financial milestones. All amounts borrowed under the Credit Facility will bear interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%. The Credit Facility has a five-year term and amortizes over the life of the Credit Facility with 1% of the principal amount outstanding amortized over years one to four with the remaining outstanding principal repaid in installments over the fifth year. The undiscounted face value of the Credit Facility as at September 30, 2021 is $14,925,000 and the carrying amount is $13,469,447 (December 31, 2020 – $13,337,745). Transaction costs of $1,691,748 were incurred and are deferred over the term of the Credit Facility. Amortization of deferred transaction costs for the three and nine months ended September 30, 2021 were $80,060 and $236,194, respectively (September 30, 2020 – nil and nil, respectively), and were included in interest expense.

The Credit Facility contains financial covenants including consolidated minimum revenue and minimum qualified cash that became effective March 31, 2021 as well as a number of negative covenants that came into effect on December 31, 2020. The Company has granted general security over all assets of the Company in connection with the performance and prompt payment of all obligations of the Credit Facility.

The Company is in compliance with the financial covenants and there have been no events of default as at September 30, 2021.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

9.	Loans payable (continued):

(iii)	During the year ended December 31, 2020, the Company entered into a promissory note with U.S. Bank National Association, evidencing an unsecured loan in the amount of $3,080,760 (the “Loan”) made to the Company under the U.S. Paycheck Protection Program (the “PPP”). The PPP is a program organized by the U.S. Small Business Administration established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The Loan had average monthly blended interest and capital payments of $172,145 and was due to mature on January 23, 2023. Payments were deferred for the first 16 months under the Loan with the first payments due August 23, 2021.

The Loan bears interest at a fixed rate of 1% per annum. The effective interest rate used to measure the fair value of the Loan is 10% and the benefit of the interest rate concession is a grant which gives the Company economic benefits over the term of the Loan and is recorded as deferred grant income (see note 10).

During the three months ended September 30, 2021, as authorized by Section 1106 of the CARES Act, the U.S. Small Business Administration has forgiven the Loan amount as well as all accrued interest. As a result of the forgiveness of the Loan, all previously net accrued interest in the amount of $47,836 and the Loan principal balance of $3,080,760 have been recorded as a gain in the condensed interim consolidated statements of net loss and comprehensive loss.

The undiscounted face value of the Loan as at September 30, 2021 is nil (December 31, 2020 – $3,080,760). At the inception date of the Loan, the carrying value of the debt was $2,587,871. As at September 30, 2021, the carrying value is nil (December 31, 2020 – $2,751,284).

(b)	Non-controlling interest loans:

	September 30,	December 31
	2021	2020
Non-controlling interest loans	$83,119	$77,137

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

9.	Loans payable (continued):

The non-controlling interest holder partners of the Company, from time to time, provide additional capital contributions in the form of capital loans to the Company’s subsidiaries. These loans bear interest at a rate of 10%, compounded on a monthly basis. The loans are unsecured and are repayable subject to certain liquidity and solvency requirements and are classified as current liabilities.

10.	Deferred grant income:

	September 30,	December 31,
	2021	2020
Deferred grant income	$–	$377,313
Less: current portion of deferred grant income	–	176,746
Long term portion of deferred grant income	$–	$200,567

The deferred grant income is due to the benefit of the interest rate concession as part of the Loan (see note 9(a)(iii)). As a result of the forgiveness of the Loan, all previously recorded grant income and deferred grant income have been recorded as a loss in the condensed interim consolidated statements of net loss and comprehensive loss.

11.	Deferred and contingent consideration:

	September 30,	December 31,
	2021	2020
Deferred and contingent consideration	$–	$11,369,429

On September 26, 2019, the Company, through its wholly-owned subsidiary, TMS NeuroHealth Centers Inc., completed the acquisition of all of the issued and outstanding membership interests of each of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC (collectively, “Achieve TMS”). The acquisition of Achieve TMS was subject to an earn-out based on the earnings before interest, tax, depreciation and amortization (EBITDA) achieved by Achieve TMS during the twelve-month period following the closing of the acquisition.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

11.	Deferred and contingent consideration (continued):

The earn-out in relation to the acquisition of Achieve TMS was confirmed to be $10,319,429, of which $3,095,799 was settled through the issuance of an aggregate of 231,011 common shares to the vendors on March 26, 2021 (see note 13). Of the remaining $7,223,630 of earn-out payable, $2,780,590 was paid in cash on March 26, 2021.

Certain vendors agreed to defer $4,443,040 of the cash earn-out consideration due to them until June 30, 2021 in exchange for additional cash consideration in the aggregate amount of $300,000 which was to be made concurrently with the deferred cash payment. See note 23. The deferred cash payment and the additional cash consideration were paid in full to the vendors on June 28, 2021.

The remaining $1,050,000 of deferred consideration that had been held in an escrow account as part of the acquisition of Achieve TMS was released on March 26, 2021 in accordance with the membership interest purchase agreement following the satisfaction of all escrow release conditions set forth therein.

12.	Other payables:

(a)	Lender warrants:

	September 30	December 31
	2021	2020
Lender warrants	$142,069	$250,891
Less: current portion of lender warrants	142,069	250,891

Long term portion of lender warrants	$–	$–

As consideration for providing the Credit Facility (see note 9(a)(ii)), the Company issued 51,307 common share purchase warrants to the Lender, each exercisable for one common share of the Company at an exercise price of C$11.20 per common share, expiring on December 31, 2025.

As the exercise price is denoted in a different currency than the Company’s functional currency, the lender warrants are recorded as a financial liability on the condensed interim consolidated statements of financial position. As at September 30, 2021, the value of the lender warrants was $142,069 (December 31, 2020 – $250,891).

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

12.	Other payables (continued):

The change in fair value of the lender warrants during the three and nine months ended September 30, 2021 was a decrease of $177,881 and a decrease of $108,822, respectively (September 30, 2020 – nil and nil, respectively) and was recorded in corporate, general and administrative expenses.

To the extent that the Company draws down additional financing under the Credit Facility, the Company will be required to issue additional lender warrants in an amount equal to 3% of the amounts drawn divided by the lesser of (i) the closing price for the common shares on the day prior to the issuance of such additional lender warrants and (ii) the average closing price of the common shares on the Toronto Stock Exchange for the 10 days prior to the issuance of such additional lender warrants, in either case subject to approval by the Toronto Stock Exchange.

(b)	Deferred share units:

	September 30,	December 31,
	2021	2020
Deferred share units	$150,196	$–

On May 6, 2021, the Company adopted the DSU Plan for non-employee directors (each, a “Non-Employee Director”). Each Non-Employee Director is required to take at least 50% of their annual retainer (other than annual committee Chair retainers) in DSUs and may elect to take additional amounts in the form of DSUs. Discretionary DSUs may also be granted to Non-Employee Director under the DSU Plan. The DSUs granted vest immediately.

Following a Non-Employee Director ceasing to hold all positions with the Company, the Non-Employee Director will receive a payment in cash at the fair market value of the common shares represented by the Non-Employee Director’s DSUs generally within ten days of the Non-Employee Director’s elected redemption date.

As the DSUs are cash-settled, the DSUs are recorded as cash-settled share based payments and a financial liability has been recognized on the condensed interim consolidated statements of financial position. During the three and nine months ended September 30, 2021, 14,759 and 20,295 DSUs were granted, respectively (September 30, 2020 – nil and nil, respectively). As at September 30, 2021, the value of the financial liability attributable to the DSUs was $150,196 (December 31, 2020 – nil). For the three and nine months ended September 30, 2021, the Company recognized $58,189 and $150,196, respectively (September 30, 2020 – nil and nil, respectively) in corporate, general and administrative expenses related to the DSUs.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

12.	Other payables (continued):

(c)	Performance share units:

	September 30,	December 31,
	2021	2020
Performance share units	$258,131	$–

On May 6, 2021, the stock options-based payment compensation plan was amended and restated to permit the Company to grant PSUs and RSUs, in addition to stock options. Under the Equity Incentive Plan, the Company pays equity instruments of the Company, or a cash payment equal to the fair market value thereof, as consideration in exchange for employee and similar services provided to the Company. The plan is open to employees, directors, officers and consultants of the Company and its affiliates; however, directors are not entitled to receive grants of PSUs.

On August 5, 2021, 38,647 PSUs were granted under the Equity Incentive Plan. The performance period in respect of this award is August 5, 2021 to December 31, 2023. The PSUs will vest on December 31, 2023 (the “Vesting Date”) subject to the attainment of certain performance vesting conditions. Subject to all terms and conditions of the Equity Incentive Plan and the terms of the grant agreement, any vested and outstanding PSUs will be settled following the Vesting Date and, in any event, no later than March 15, 2024. Pursuant to the grant agreement, upon satisfaction of the performance vesting conditions, the PSUs will be settled in cash.

Based on future projections with respect to the performance vesting conditions of the PSUs, the Company estimates that 35,555 PSUs will vest on the Vesting Date.

As at September 30, 2021, the value of the financial liability attributable to the PSUs is $258,131 (December 31, 2020 – nil).

As at September 30, 2021, the Company has not issued any RSUs under the Equity Incentive Plan.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

13.	Common shares:

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at September 30, 2021 and December 31, 2020, there were nil preferred shares issued and outstanding.

		Total
	Number	amount
December 31, 2020	13,502,477	$60,129,642
Common shares issuances:
Settlement of contingent consideration in shares	231,011	3,095,799
Private placement	2,353,347	23,221,195
Public offering	1,707,750	12,038,990
Exercise of warrants	1,800	28,729
Exercise of stock options	5,500	46,875

September 30, 2021	17,801,885	$98,561,230

The earn-out in relation to the acquisition of Achieve TMS was confirmed to be $10,319,429, of which $3,095,799 was settled through the issuance of an aggregate of 231,011 common shares to the vendors on March 26, 2021 (see note 11). The common shares issued were based on a price per common share equal to the volume-weighted average trading price of the Company’s common shares on the Toronto Stock Exchange for the five trading days ending two trading days prior to March 26, 2021.

On June 14, 2021, the Company issued a total of 2,353,347 common shares at an offering price of $10.00 per common share in connection with a non-brokered private placement of common shares for aggregate gross proceeds of $23,533,470 (the “Private Placement”). The Company incurred transaction costs of $312,275. See note 20.

On September 27, 2021, the Company issued a total of 1,707,750 common shares at an offering price of $7.75 per common share in connection with a bought deal public offering of common shares for aggregate gross proceeds of $13,235,062. The Company incurred transaction costs of $1,196,072.

During the nine months ended September 30, 2021, the Company issued a total of 1,800 common shares upon the exercise of broker warrants (see note 14(b)).

During the nine months ended September 30, 2021, the Company issued a total of 5,500 common shares upon the exercise of vested stock options (see note 14(a)).

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

14.	Contributed surplus:

Contributed surplus is comprised of share-based compensation and broker warrants.

(a)	Share-based compensation:

Stock options granted under the Equity Incentive Plan are equity-settled. The fair value of the grant of the options is recognized as an expense in the condensed interim consolidated statements of net loss and comprehensive loss. The total amount to be expensed is determined by the fair value of the options granted. The total expense is recognized over the vesting period which is the period over which all of the service vesting conditions are satisfied. The vesting period is determined at the discretion of the Board and has ranged from immediate vesting to over three years.

The maximum number of common shares reserved for issuance, in the aggregate, under the Equity Incentive Plan is 10% of the aggregate number of common shares outstanding, provided that the maximum number of RSUs and PSUs shall not exceed 5% of the aggregate number of common shares outstanding. As at September 30, 2021, this represented 1,780,188 and 890,094 common shares, respectively.

As at September 30, 2021, 860,500 stock options are outstanding. The stock options have an expiry date of ten years from the applicable date of issue.The Company has not issued any RSUs or equity-settled PSUs under the Equity Incentive Plan.

	September 30, 2021		December 31, 2020
		Weighted		Weighted
	Number	average	Number	average
	of stock	exercise	of stock	exercise
	options	price	options	price
Outstanding, beginning of period	736,500	$7.35	599,634	$6.80
Granted	149,500	15.70	159,500	9.45
Forfeited	(20,000)	(12.62)	(22,634)	(7.50)
Exercised	(5,500)	(5.23)	–	–

Outstanding, end of period	860,500	$8.69	736,500	$7.35

The weighted average contractual life of the outstanding options as at September 30, 2021 was 6.4 years (December 31, 2020 – 6.4 years).

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

14.	Contributed surplus (continued):

The total number of stock options exercisable as at September 30, 2021 was 603,233 (December 31, 2020 – 546,367).

During the three and nine months ended September 30, 2021, the Company recorded a total share-based options compensation expense of $221,679 and $631,011, respectively (September 30, 2020 – $171,056 and $455,908, respectively).

The following stock options were granted during the nine months ended September 30, 2021:

(i)	The fair value of the stock options granted on February 17, 2021 was estimated to be $9.03 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 46.36% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 4.39% and an annual risk-free interest rate of 1.11%.

(ii)	The fair value of the stock options granted on May 14, 2021 was estimated to be $6.08 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 45.92% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 4.05% and an annual risk-free interest rate of 1.55%.

(iii)	The fair value of the stock options granted on August 5, 2021 was estimated to be $5.70 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 45.01% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 5.15% and an annual risk-free interest rate of 1.16%.

The following stock options were granted during the year ended December 31, 2020:

(i)	The fair value of the stock options granted on February 3, 2020 was estimated to be $5.50 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 46.12% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 2.02%.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

14.	Contributed surplus (continued):

As at September 30, 2021, the total compensation cost not yet recognized related to options granted is approximately $ 1,020,820 (December 31, 2020 – $530,357) and will be recognized over the remaining average vesting period of 1.87 years (December 31, 2020 – 1.70 years).

(b)	Broker warrants:

	September 30, 2021		December 31, 2020
		Weighted		Weighted
	Number	average	Number	average
	of broker	exercise	of broker	exercise
	warrants	price	warrants	price
Outstanding, beginning of year	112,909	$12.07	213,638	$11.10
Granted	–	–	–	–
Expired	(111,109)	(12.07)	(100,729)	(10.00)
Exercised	(1,800)	(12.07)	–	–

Outstanding, end of period	–	$–	112,909	$12.07

There were no broker warrants issued during the nine months ended September 30, 2021 or the year ended December 31, 2020.

The weighted average contractual life of the outstanding broker warrants as at September 30, 2021 was nil years (December 31, 2020 – 0.4 years).

The total number of broker warrants exercisable as at September 30, 2021 was nil (December 31, 2020 – 112,909).

The aggregate fair value of the broker warrants outstanding as at September 30, 2021 was nil (December 31, 2020 – $355,660).

15.	Contingencies:

The Company may be involved in certain legal matters arising from time to time in the normal course of business. The Company records provisions that reflect management’s best estimate of any potential liability relating to these matters. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

16.	Pensions:

The Company has adopted a defined contribution pension plan for its employees whereby the Company matches contributions made by participating employees up to a maximum of 3.5% of such employees’ annual salaries. During the three and nine months ended September 30, 2021, contributions, which were recorded as expenses within direct center and patient care costs, other regional and center support costs and corporate, general and administrative expenses, amounted to $113,190 and $402,272, respectively (September 30, 2020 – $87,994 and $245,298, respectively).

17.	Income taxes:

During the three and nine months ended September 30, 2021, there were no significant changes to the Company’s tax position.

18.	Risk management arising from financial instruments:

In the normal course of business, the Company is exposed to risks related to financial instruments that can affect its operating performance. These risks, and the actions taken to manage them, are as follows:

(a)	Fair value:

The Company has Level 1 financial instruments which consists of cash, accounts receivable and accounts payable and accrued liabilities which approximates their fair value given their short-term nature. The Company also has lender warrants, DSUs and PSUs that are considered Level 2 financial instruments (see note 12). The Company does not have any Level 3 financial instruments.

The carrying value of the non-current portion of loans payable and finance lease obligations approximates their fair value given the difference between the discount rates used to recognize the liabilities in the condensed interim consolidated statements of financial position and the market rates of interest is insignificant.

Financial instruments are classified into one of the following categories: financial assets or financial liabilities.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

18.	Risk management arising from financial instruments (continued):

(b)	Credit risk:

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Company is exposed to credit risk from patients and third-party payors including federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. The Company’s exposure to credit risk is mitigated in large part due to the majority of the accounts receivable balance being receivable from large, creditworthy medical insurance companies and government-backed health plans.

The Company’s aging schedule in respect of its accounts receivable balance as at September 30, 2021 and December 31, 2020 is provided below:

	September 30,	December 31,
Days since service delivered	2021	2020
0 - 90	$4,806,805	$5,009,224
91 - 180	2,208,775	2,317,030
181 - 270	2,538,244	1,746,512
270+	1,390,204	1,635,296

Total accounts receivable	$10,944,028	$10,708,062

Based on the Company’s industry, none of the accounts receivable in the table above are considered “past due”. Furthermore, the payors have the ability and intent to pay, but price lists for the Company’s services are subject to the discretion of payors. As such, the timing of collections is not linked to increased credit risk. The Company continues to collect on services rendered in excess of 24 months from the date such services were rendered.

(c)	Liquidity risk:

Liquidity risk is the risk that the Company may encounter difficulty in raising funds to meet its financial commitments or can only do so at excessive cost. The Company ensures there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and its ability to raise capital from existing or new investors and/or lenders (see note 2(a)).

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

18.	Risk management arising from financial instruments (continued):

(d)	Currency risk:

Currency risk is the risk to the Company’s earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. The Company has minimal exposure to currency risk as substantially all of the Company’s revenue, expenses, assets and liabilities are denominated in U.S. dollars. The Company pays certain vendors and payroll costs in Canadian dollars from time to time, but due to the limited size and nature of these payments it does not give rise to significant currency risk.

(e)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to changes in interest rates on its cash and long-term debt. The Credit Facility (see note 9(a)) bears interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%. A 1% increase in interest rates would result in a $596,408 increase to interest expense on the condensed interim consolidated statements of net loss and comprehensive loss over the term of the Credit Facility.

19.	Capital management:

The Company’s objective is to maintain a capital structure that supports its long-term growth strategy, maintains creditor and customer confidence, and maximizes shareholder value.

The capital structure of the Company consists of its shareholders’ equity (deficit), including contributed surplus and deficit, as well as loans payable.

The Company’s primary uses of capital are to finance operations, finance new center start-up costs, finance acquisitions, increase non-cash working capital and capital expenditures. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its services to its customers and returns to its shareholders. The Company, as part of its annual budgeting process, evaluates its estimated annual cash requirements to fund planned expansion activities and working capital requirements of existing operations. Based on this cash budget and taking into account its anticipated cash flows from operations and its holdings of cash, the Company validates whether it has the sufficient capital or needs to obtain additional capital.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

20.	Related party transactions:

Transactions with significant shareholder – Greybrook Health Inc.:

As at September 30, 2021, nil is included in accounts payable and accrued liabilities for amounts payable for management services rendered and other overhead costs incurred by Greybrook Health Inc. in the ordinary course of business (December 31, 2020 – $71,286). These amounts were recorded at their exchange amount, being the amount agreed to by the parties.

During the three and nine months ended September 30, 2021, the Company recognized $26,455 and $115,333, respectively, in corporate, general and administrative expenses (September 30, 2020 – $97,407 and $288,585, respectively) related to transactions with Greybrook Health Inc.

On June 14, 2021, Greybrook Health Inc. purchased 200,000 common shares from the Company at a subscription price of $10.00 per common share in connection with the Private Placement, for aggregate gross proceeds to the Company of $2,000,000. In connection with the Private Placement, the Company also granted Greybrook Health Inc. the right to appoint a nominee to the board of directors of the Company as well as rights to participate in future equity issuances by the Company to maintain Greybrook Health Inc.’s pro rata ownership interest in the Company for so long as Greybrook Health Inc. (together with its affiliates) owns, controls or directs, directly or indirectly, at least 5% of the outstanding common shares (on a partially-diluted basis). In addition, Greybrook Health received customary resale, demand and “piggy-back” registration rights. See note 13.

21.	Basic and diluted loss per share:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Net loss attributable to the shareholders of Greenbrook TMS	$(3,517,250)	$(7,636,132)	$(17,919,629)	$(21,271,910)

Weighted average common shares outstanding:
Basic and diluted	16,150,434	13,502,477	14,619,542	12,563,103

Loss per share:
Basic and diluted	$(0.22)	$(0.57)	$(1.23)	$(1.69)

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

21.	Basic and diluted loss per share (continued):

For the three and nine months ended September 30, 2021, the effect of 860,500 options (September 30, 2020 – 759,134), 51,307 lender warrants (September 30, 2020 – nil) and nil broker warrants (September 30, 2020 – 112,909) have been excluded from the diluted calculation because this effect would be anti-dilutive.

22.	Non-controlling interest:

As a result of operating agreements with non-wholly owned entities, the Company has control over these entities under IFRS, as the Company has power over all significant decisions made by these entities and thus 100% of the financial results of these subsidiaries are included in the Company’s consolidated financial results.

On July 28, 2021, the Company acquired a portion of the non-controlling ownership interest in Greenbrook TMS St. Louis LLC for $208,411. As at September 30, 2021, the Company has an ownership interest of 80% of Greenbrook TMS St. Louis LLC.

On September 23, 2021, a minority partner acquired a portion of the wholly-owned ownership interest in Greenbrook TMS Michigan LLC for $60,000. As at September 30, 2021, the Company has an ownership interest of 100% of Class A units and 85% of Class B units of Greenbrook TMS Michigan LLC.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

22.	Non-controlling interest (continued):

The following table summarizes the aggregate financial information for the Company’s non-wholly owned entities as at September 30, 2021 and December 31, 2020:

	September 30,	December 31,
	2021	2020
Cash	$2,330,323	$2,258,199
Accounts receivable	6,705,947	6,326,473
Prepaid expenses and other	444,367	273,295
Property, plant and equipment	957,132	926,243
Right-of-use assets	9,754,123	9,445,773
Accounts payable and accrued liabilities	1,433,236	1,184,246
Lease liabilities	12,574,505	9,822,224
Loans payable	10,345,666	9,998,536
Deficit attributable to the shareholders of Greenbrook TMS	(3,337,791)	(1,382,465)
Deficit attributable to non-controlling interest	(540,986)	(433,937)
Distributions paid to non-controlling interest	(1,518,130)	(1,010,130)
Subsidiary investment by non-controlling interest	183,885	45,716
Historical subsidiary investment by non-controlling interest	1,051,507	1,005,791

The following table summarizes the aggregate financial information for the Company’s non-wholly owned entities for the three and nine months ended September 30, 2021 and September 30, 2020:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Service revenue	$6,942,338	$5,706,774	$18,982,831	$15,811,013
Net loss attributable to the shareholders of Greenbrook TMS	(363,175)	(378,517)	(1,434,273)	(1,953,439)
Net income (loss) attributable to non-controlling interest	65,227	(31,623)	(107,049)	(371,283)

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

23.	Expenses by nature:

The components of the Company’s other regional and center support costs include the following:

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Salaries and bonuses	$3,115,709	$2,569,958	$9,170,971	$7,419,487
Marketing expenses	1,481,272	1,584,426	4,867,188	3,539,227

Total	$4,596,981	$4,154,384	$14,038,159	$10,958,714

The components of the Company’s corporate, general and administrative expenses include the following:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Salaries and bonuses	$3,514,477	$2,555,515	$10,071,740	$7,577,540
Professional and legal fees	1,003,802	530,969	2,929,661	1,048,902
Computer supplies and software	367,958	190,088	1,000,250	585,392
Marketing expenses	125,306	202,435	468,139	806,120
Deferral payment expense	–	–	300,000	–
Insurance	173,252	5,667	380,435	68,081
Travel, meals and entertainment	76,189	12,305	151,164	142,716
Lender warrants (note 12(a))	(177,881)	–	(108,822)	–
Other	62,861	41,373	492,962	320,270

Total	$5,145,964	$3,538,352	$15,685,529	$10,549,021

The deferral payment expense of $300,000 that was recognized during the nine months ended September 30, 2021 (September 30, 2020 – nil) relates to cash consideration payable to certain vendors who agreed to defer $4,443,040 of the cash earn-out consideration owed as part of the acquisition of Achieve TMS. This amount was paid on June 28, 2021.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2021 and 2020

(Unaudited)

24.	Subsequent event:

Acquisition of Achieve TMS East/Central:

On October 1, 2021, the Company completed the acquisition of Achieve TMS East, LLC (“Achieve TMS East”) and Achieve TMS Central, LLC (“Achieve TMS Central”, and together with Achieve TMS East, “Achieve TMS East/Central”) (the “Acquisition”). The initial aggregate purchase price for Achieve TMS East/Central is $8.0 million, net of Achieve TMS East/Central’s cash and debt and subject to customary working capital adjustments. In addition, contingent consideration for the Acquisition is subject to a capped earn-out of up to an additional $2.5 million based on the financial performance of Achieve TMS East during the twelve-month period following completion of the Acquisition.

Due to the limited period of time between the closing of the Acquisition and the issuance of these condensed interim consolidated financial statements, certain business combination disclosures required under IFRS 3 – Business Combinations, including the preliminary purchase price allocation, have not been provided as this information is not yet available. The Company is currently in the process of assessing the fair values of the assets acquired and liabilities assumed in connection with the Acquisition.